UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

November 20, 2012

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        NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

Novo Nordisk A/S – Share repurchase programme

Bagsværd, Denmark, 19 November 2012 On 9 November 2012 Novo Nordisk initiated a share repurchase programme in accordance with the provisions of the European Commission’s regulation no 2273/2003 of 22 December 2003, also referred to as the Safe Harbour rules.

Under the programme Novo Nordisk will repurchase B shares for an amount up to DKK 1.5 billion in the period from 9 November 2012 to 29 January 2013.

Since the announcement as of 9 November 2012, the following transactions have been made under the programme:

	Number of	Average	Transaction
	shares	purchase price	value, DKK
Accumulated, last announcement	0		0
12 November 2012	44,391	919.36	40,811,172
13 November 2012	16,000	914.76	14,636,198
14 November 2012	15,000	917.71	13,765,715
15 November 2012	15,000	904.18	13,562,750
16 November 2012	15,000	895.68	13,435,163
Accumulated under the programme	105,391		96,210,997

Transactions related to Novo Nordisk’s incentive programmes have resulted in a net sale by Novo Nordisk of 156,477 B shares in the period from 31 October 2012 to 14 November 2012. The shares in these transactions were not part of the Safe Harbour repurchase programme.

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:
Investor Relations	2880 Bagsværd	+45 4444 8888	www.novonordisk.com
	Denmark	Telefax:	CVR no:
		+45 4444 2314	24 25 67 90

Company announcement No 76 / 2012

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With the transactions stated above, Novo Nordisk owns a total of 17,138,210 treasury shares, corresponding to 3.1% of the share capital. The total amount of shares in the company is 560,000,000 including treasury shares.

Novo Nordisk expects to repurchase B shares worth DKK 12.0 billion during a 12 month period beginning 2 February 2012. As of 16 November 2012, Novo Nordisk has repurchased a total of 12,618,851 B shares equal to a transaction value of DKK 10,596,210,308.

Novo Nordisk is a global healthcare company with 89 years of innovation and leadership in diabetes care. The company also has leading positions within haemophilia care, growth hormone therapy and hormone replacement therapy. Headquartered in Denmark, Novo Nordisk employs approximately 33,900 employees in 75 countries, and markets its products in more than 190 countries. Novo Nordisk’s B shares are listed on NASDAQ OMX Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com.

Further information
Media:
Anne Margrethe Hauge	+45 4442 3450	amhg@novonordisk.com
Ken Inchausti (US)	+1 609 514 8316	kiau@novonordisk.com

Investors:
Kasper Roseeuw Poulsen	+45 4442 4303	krop@novonordisk.com
Frank Daniel Mersebach	+45 4442 0604	fdni@novonordisk.com
Lars Borup Jacobsen	+45 3075 3479	lbpj@novonordisk.com
Jannick Lindegaard (US)	+1 609 786 4575	jlis@novonordisk.com

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:
Investor Relations	2880 Bagsværd	+45 4444 8888	www.novonordisk.com
	Denmark	Telefax:	CVR no:
		+45 4444 2314	24 25 67 90

Company announcement No 76 / 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: November 20, 2012	NOVO NORDISK A/S Lars Rebien Sørensen, President and Chief Executive Officer